

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3010</u>

July 2, 2010

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

>   **Re: ML Systematic Momentum FutureAccess LLC.**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed on 3/31/2009**
>   **File No. 000-52505**

Dear Mr. Ferri:

We have completed our review of your filing and related filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief